

Mail Stop 3561

January 27, 2017

A. Jayson Adair
Chief Executive Officer
Copart, Inc.
14185 Dallas Parkway, Suite 300
Dallas, Texas 75254

> **Re:** **Copart, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2016**
> **Filed September 28, 2016**
> **File No. 0-23255**

Dear Mr. Adair:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Valuation of Goodwill, page 45

1. We note your risk factor disclosure on page 23 that testing goodwill requires management to make significant estimates and assumptions. Given the significance of goodwill to your financial position, please expand your disclosure to discuss the degree of uncertainty associated with key assumptions underlying the fair value estimates used in your impairment testing that have the reasonable possibility of changing and could lead to a material goodwill impairment charge in the future. In the case of material uncertainties associated with a potential goodwill impairment charge, please also disclose the percentage by which fair value exceeded carrying value. Refer to Item 303(a)(3)(ii)

of Regulation S-K and SEC Release No. 34-48960 available on our website at www.sec.gov.

Note 8 – Long Term Debt, page 76

2. We note your disclosure in the third paragraph on page 27 that alternative potential uses of your cash balances and cash flows from operations may include the payment of dividends, among other things. We also note your Credit Agreement and Notes Purchase Agreement contain covenants that limit your ability to pay dividends. Please describe in future filings the most significant restrictions on the payment of dividends, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. Refer to Regulation S-X 4-08(e)(1).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant at (202) 551-3562, Donna Di Silvio, Staff Accountant at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products